UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-C

                REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

Filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and
                        Rule 13a-17 or 15d-17 thereunder

      American Rivers Oil Company (formerly, "Metro Capital Corporation")
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                 (Exact name of issuer as specified in charter)

               700 East Ninth Avenue, Suite 106, Denver, CO 80203
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                    (Address of principal executive offices)

         Issuer's telephone number, including area code (303) 832-1117


                   I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease of 5% or more in the number of shares outstanding:

1.  Title of security:   Common Stock, $.01 par value

2.  Number of shares outstanding before the change:  1,614,270

3.  Number of shares outstanding after the change:  2,801,770

4.  Effective date of change:  March 15, 1996

5.  Method of change:

     Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.) shares issued:
(i) for services, (ii) in private placement and (iii) upon conversion of Class B Common

     Give brief description of transaction: 200,000 shares issued for services, 537 shares issued in private placement and 450,000 shares issued upon Conversion of Class B Common


                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change:

2.  Name after change:

3.  Effective date of charger amendment changing name:

4.  Date of shareholder approval of change, if required:


Date:  March 25, 1996


                                     /s/  KARLTON TERRY, President
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                                          Karlton Terry, President



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